Exhibit 99.1

Corporación América Airports S.A. Reports July 2022 Passenger Traffic

Total passenger traffic continued to recover reaching 78.9% of July 2019 traffic levels and up 99.3% YoY

Armenia at 112% of pre-pandemic levels; Ecuador and Italy at 96% and 91%, respectively

LUXEMBOURG--(BUSINESS WIRE)--August 16, 2022--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) a leading private airport operator in the world, reported today a 99.3% YoY increase in passenger traffic in July 2022, reaching 78.9% of pre-pandemic levels of July 2019.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2022 vs. 2021)
Statistics	Jul'22	Jul'21	% Var.	YTD’22	YTD'21	% Var.
Domestic Passengers (thousands)	3,512	1,907	84.2%	20,788	9,531	118.1%
International Passengers (thousands)	2,198	813	170.3%	10,935	3,161	245.9%
Transit Passengers (thousands)	572	431	32.6%	3,136	2,446	28.2%
Total Passengers (thousands)	6,282	3,151	99.3%	34,859	15,138	130.3%
Cargo Volume (thousand tons)	26.0	27.4	-5.1%	194.8	178.4	9.2%
Total Aircraft Movements (thousands)	65.7	45.0	46.0%	403.3	239.2	68.6%
Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2022 vs. 2019)
Statistics	Jul'22	Jul'19	% Var.	YTD’22	YTD'19(1)(2)	% Var.
Domestic Passengers (thousands)	3,512	4,515	-22.2%	20,788	27,219	-23.6%
International Passengers (thousands)	2,198	2,669	-17.7%	10,935	16,416	-33.4%
Transit Passengers (thousands)	572	776	-26.3%	3,136	4,902	-36.0%
Total Passengers (thousands)	6,282	7,961	-21.1%	34,859	48,538	-28.2%
Cargo Volume (thousand tons)	26.0	35.1	-26.1%	194.8	245.8	-20.7%
Total Aircraft Movements (thousands)	65.7	77.7	-15.4%	403.3	497.3	-18.9%

(1)

Note that preliminary passenger traffic figures for 2019, as well as January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic in July 2022 grew 99.3% compared to the same month of last year, driven by increases across all countries of operations, particularly in Argentina and Italy, supported by a continued recovery in travel demand following the gradual lifting of travel restrictions across all countries of operations. Overall passenger traffic recovered to 78.9% of July 2019 levels, from 77.5% in June, with international and domestic passenger traffic reaching 82.3% and 77.8% of July 2019, respectively.

In Argentina, total passenger traffic continued to recover increasing 261% YoY and reaching 75.8% of July 2019 levels, slightly down from the 77.5% posted in June. International passenger traffic improved to 68.0% of pre-pandemic levels, compared with 64.2% in June, showing a continued recovery since the full re-opening of borders on November 1, 2021 and the lifting of travel requirements. Domestic passenger traffic increased sequentially in absolute terms, reaching 78.7% of July 2019 levels, down from the 83.1% posted in June, due to a particularly strong July 2019.

In Italy, passenger traffic grew 104% YoY reaching 91.3% of July 2019 levels, up from the 85.0% and 89.5% posted in May and June, respectively. Passenger traffic benefited from the start of the summer season and trends are expected to improve further in the coming months, also reflecting the lifting of travel restrictions effective June 1, 2022. To note, domestic traffic exceeded pre-pandemic levels boosted by a strong performance at the Pisa airport.

In Brazil, total passenger traffic increased 27.5% YoY, and reached 84.6% of July 2019 pre-pandemic levels, up from 77.7% recorded in June. Domestic traffic, which accounted for 67% of total traffic, stood above 90% of pre-pandemic levels whereas transit passengers reached 71.2% of July 2019 levels.

Total passenger traffic in Uruguay, where traffic is largely international, increased 212% YoY and reached 65.6% of July 2019 levels, broadly in line with the 65.9% posted in June.

In Ecuador, passenger traffic increased 63.4% YoY reaching 95.8% of July 2019 levels, up from the 89.2% posted in June. International passenger traffic performed well, reaching 95.0% of pre-pandemic levels, supported by routes to Europe, as well as the US and Panama. Domestic passenger traffic improved to 97.3% of July 2019 pre-pandemic levels after the 84.0% recorded in June, when traffic was impacted by flight cancelations due to protests and social unrest in the country.

In Armenia, total passenger traffic increased 38.9% YoY. Passenger traffic continued to perform well, surpassing pre-pandemic levels for the third consecutive month, at 112.4% of July 2019, improving from the 107.4% and 111.4% recorded in May and June, respectively.

Cargo Volume and Aircraft Movements

Cargo volume decreased 5.1% YoY and stood at 73.9% of July 2019 levels, or at 74.8% when adjusting for the discontinuation in Peru. Close to 70% of cargo volume came from Argentina and Brazil, which reported volume declines of 22.7% and 53.8% versus July 2019 pre-pandemic levels. To note, Armenia and Italy reported higher cargo volume than pre-pandemic levels, whereas Uruguay stood at 99%.

Aircraft movements increased 46.0% YoY reaching 84.6% of July 2019 levels, or at 87.7% when adjusting for the discontinuation of operations in Peru. Around 70% of aircraft movements came from Argentina and Brazil, which reached 81.7% and 92.1% of pre-pandemic levels, respectively. To note, aircraft movements in Armenia were above July 2019 levels.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2022 vs. 2021)

	Jul'22	Jul'21	% Var.	YTD'22	YTD'21	% Var.
Passenger Traffic (thousands)
Argentina(1)	3,075	851	261.3%	17,809	5,311	235.3%
Italy	811	397	104.3%	3,606	796	353.0%
Brazil	1,476	1,157	27.5%	8,591	5,828	47.4%
Uruguay	115	37	212.1%	763	133	473.5%
Ecuador	387	237	63.4%	2,317	1,126	105.7%
Armenia	418	301	38.9%	1,773	1,073	65.3%
Peru	-	171	-100.0%	-	871	-100.0%
TOTAL	6,282	3,151	99.3%	34,859	15,138	130.3%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table.

Cargo Volume (tons)
Argentina	14,193	14,407	-1.5%	104,513	94,590	10.5%
Italy	1,216	1,354	-10.2%	8,814	8,455	4.3%
Brazil	3,838	4,852	-20.9%	32,020	34,987	-8.5%
Uruguay(2)	2,341	2,343	-0.1%	19,382	17,455	11.0%
Ecuador	2,527	2,681	-5.8%	20,181	12,331	63.7%
Armenia	1,845	1,483	24.5%	9,924	9,028	9.9%
Peru	-	246	-100.0%	-	1,605	-100.0%
TOTAL	25,961	27,366	-5.1%	194,834	178,450	9.2%
Aircraft Movements
Argentina	32,768	17,724	84.9%	207,492	110,580	87.6%
Italy	8,218	5,480	50.0%	38,624	14,571	165.1%
Brazil	13,184	10,593	24.5%	80,353	58,698	36.9%
Uruguay	1,711	1,811	-5.5%	15,566	7,352	111.7%
Ecuador	5,831	5,226	11.6%	43,949	28,454	54.5%
Armenia	3,973	2,515	58.0%	17,293	10,217	69.3%
Peru	-	1,637	-100.0%	-	9,336	-100.0%
TOTAL	65,685	44,986	46.0%	403,277	239,208	68.6%

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2022 vs. 2019)

	Jul'22	Jul'19	% Var.	YTD'22	YTD'19	% Var.
Passenger Traffic (thousands)
Argentina(1)	3,075	4,055	-24.2%	17,809	25,276	-29.5%
Italy	811	888	-8.7%	3,606	4,667	-22.7%
Brazil	1,476	1,744	-15.4%	8,591	10,997	-21.9%
Uruguay	115	175	-34.4%	763	1,317	-42.1%
Ecuador	387	405	-4.2%	2,317	2,635	-12.1%
Armenia	418	372	12.4%	1,773	1,692	4.8%
Peru	-	322	-100.0%	-	1,953	-100.0%
TOTAL	6,282	7,961	-21.1%	34,859	48,538	-28.2%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table.

Cargo Volume (tons)
Argentina	14,193	18,356	-22.7%	104,513	129,199	-19.1%
Italy	1,216	1,159	5.0%	8,814	7,667	15.0%
Brazil	3,838	8,302	-53.8%	32,020	55,682	-42.5%
Uruguay(2)	2,341	2,373	-1.3%	19,382	16,536	17.2%
Ecuador	2,527	2,962	-14.7%	20,181	24,112	-16.3%
Armenia	1,845	1,539	19.9%	9,924	9,833	0.9%
Peru	-	438	-100.0%	-	2,799	-100.0%
TOTAL	25,961	35,128	-26.1%	194,834	245,827	-20.7%
Aircraft Movements
Argentina	32,768	40,108	-18.3%	207,492	262,035	-20.8%
Italy	8,218	8,608	-4.5%	38,624	45,204	-14.6%
Brazil	13,184	14,309	-7.9%	80,353	92,684	-13.3%
Uruguay	1,711	2,136	-19.9%	15,566	17,987	-13.5%
Ecuador	5,831	6,739	-13.5%	43,949	47,679	-7.8%
Armenia	3,973	3,040	30.7%	17,293	14,415	20.0%
Peru	-	2,736	-100.0%	-	17,271	-100.0%
TOTAL	65,685	77,676	-15.4%	403,277	497,275	-18.9%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 53 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2021, Corporación América Airports served 35.7 million passengers, or 42.4% of the 84.2 million passengers served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Patricio Iñaki Esnaola
Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716